UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 13, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: November 14, 2008

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

OPERATIONAL UPDATE

November 13 , 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") announced today that approximately 75 employees will be laid off at its 100% owned Gibraltar Mine McLeese Lake operations.

Russell Hallbauer, President and CEO of Taseko stated, "In the past 24 months we have invested $250 million into the Gibraltar Mine to reduce operating costs and ensure it could operate at very low copper price levels.

Our manpower levels during the construction period increased as we worked on the concentrator modernization and mine expansion programs. With the concentrator and mining fleet now upgraded and more efficient than in the past, the size of the work force is inconsistent with our new operating efficiencies.

We continue to monitor and adjust our manpower requirements and aggressively manage our overall cost structure to ensure Gibraltar remains profitable during metal market price fluctuations.

This manpower adjustment will not affect Gibraltar's annual copper production.

We would like to thank our employees, the Provincial Government and the Ministry of Energy Mines & Petroleum Resources for working with us in helping Taseko get Gibraltar into a position to weather declining metal markets. As well, the support of the Mayor of Williams Lake, Scott Nelson, has been invaluable in successfully communicating the importance of an operating mine to central British Columbia and, in particular to the City of Williams Lake.

As a Company we have taken a very conservative approach to our expansion plans by not incurring any long term debt. Our aim is to keep Gibraltar profitable and a viable operation should copper cycle back to lower than US$1.50/lb. We look forward to working with the Government and all the communities of the Cariboo-Chilcotin in the coming months as we enhance the competitive position of our Gibraltar Mine and move forward with the Environmental Assessment Review of Prosperity and receive an Environmental Assessment Certificate and ultimately build another long life mine in the central interior to complement Gibraltar."

Contact:
Brian Battison, Vice President Corporate Affairs - 778-373-4543, toll free 1-800-667-2114 or
Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

Neither the Toronto Stock Exchange nor the American Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.